APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

HEY ROOSTER GENERAL STORE
Balance Sheet - unaudited
For the period ended [12/31/2018]

	Current Period 12/31/2018	Prior Period 12/31/2017
ASSETS		
Current Assets:		
Cash	$ 9,433.00	$ 6,092.00
Petty Cash	100.00	100.00
Accounts Receivables	-	-
Inventory	28,967.00	18,780.00
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	38,500.00	24,972.00
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	12,000.00	12,000.00
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	12,000.00	12,000.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Social Media Following/ Mailing List	15,000.00	15,000.00
Brand Identity/ Reputation	15,000.00	15,000.00
Total Other Assets	30,000.00	30,000.00
TOTAL ASSETS	**$ 80,500.00**	**$ 66,972.00**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	3,155.00	3,317.00
Payroll Liabilities	-	-
Other Liabilities	-	-
Current Portion of Long-Term Debt	3,500.00	3,000.00
Total Current Liabilities	6,655.00	6,317.00
Long-Term Liabilities:		
Notes Payable	28,305.00	30,457.00
Mortgage Payable	-	-
Less: Current portion of Long-term debt	(3,500.00)	(3,000.00)
Total Long-Term Liabilities	24,805.00	27,457.00
EQUITY		
Capital Stock/Partner's Equity	73,338.00	52,489.00
Opening Retained Earnings	-	-
Dividends Paid/Owner's Draw	-	-
Net Income (Loss)	(24,298.00)	(19,291.00)
Total Equity	49,040.00	33,198.00
TOTAL LIABILITIES & EQUITY	**$ 80,500.00**	**$ 66,972.00**
Balance Sheet Check	-	-

HEY ROOSTER GENERAL STORE
Income Statement - unaudited

	Current Period	Prior Period
	[01/01/2018] to [12/31/2018]	[01/01/2017] to [12/31/2017]
REVENUES		
Sales	$ 182,451.00	$ 196,409.00
Other Revenue	-	-
TOTAL REVENUES	**182,451.00**	**196,409.00**
COST OF GOODS SOLD		
Cost of Sales	85,933.00	101,118.00
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	85,933.00	101,118.00
GROSS PROFIT (LOSS)	96,518.00	95,291.00
OPERATING EXPENSES		
Advertising and Promotion	542.00	916.00
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Computer and Internet	-	-
Depreciation	420.00	921.00
Dues and Subscriptions	-	-
Insurance	1,092.00	1,303.00
Meals and Entertainment	312.00	185.00
Miscellaneous Expense	18,007.00	32,936.00
Office Supplies	3,436.00	4,345.00
Payroll Processing	-	-
Professional Services - Legal, Accounting	750.00	3,000.00
Occupancy	-	-
Rental Payments	62,400.00	53,500.00
Salaries	5,379.00	7,616.00
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	4,818.00	3,251.00
Website Development	-	-
TOTAL OPERATING EXPENSES	97,156.00	107,973.00

OPERATING PROFIT (LOSS)	(638.00)		(12,682.00)	
INTEREST (INCOME), EXPENSE & TAXES				
Interest (Income)	-		-	
Interest Expense	20,684.00		3,276.00	
Income Tax Expense	2,976.00		3,333.00	
TOTAL INTEREST (INCOME), EXPENSE & TA	23,660.00		6,609.00	
NET INCOME (LOSS)	**$ (24,298.00)**		**$ (19,291.00)**	

HEY ROOSTER GENERAL STORE
Statement of Cash Flow - unaudited

	Current Period 12/31/2018	Prior Period 12/31/2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	182,451	196,409
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation		
Decrease (Increase) in Operating Assets:		
Inventory	(85,933)	(101,118)
Rent	(62,400)	(62,400)
Other Expenses	(25,192)	(15,866)
Salaries	(8,606)	(8,606)
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	(182,131)	(187,990)
Net Cash Flows From Operating Activities	320	8,419
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	(2,300)	(21,429)
Net Cash Flows From Investing Activities	(2,300)	(21,429)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Loans	40,000	34,000
Repayment of Debt	(34,679)	(16,730)
Net Cash Flows From Financing Activities	5,321	17,270
NET INCREASE (DECREASE) IN CASH	3,341	4,260
CASH - BEGINNING	6,092	1,832
CASH - ENDING	9,433	6,092

I, Courtney Webb, certify that:

1. The financial statements of Hey Rooster General Store LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Hey Rooster General Store LLC included in this Form reflects accurately the information reported on the tax return for Hey Rooster General Store LLC for the fiscal years ended 2017 and 2018 (most recently available as of the Date of this Form C).

Signature: DocuSigned by: Courtney Webb 94C13A32E12B49C...

Name: Courtney Webb

Title: Owner